Exhibit 99.1

SXC HEALTH SOLUTIONS ANNOUNCES RE-ALIGNMENT PLAN TO OPTIMIZE COSTS AND DRIVE GROWTH; UPDATES 2007 OUTLOOK
- Program cost savings of approximately $3.0 million annually -

Lisle, Illinois, October 1, 2007, SXC Health Solutions, Inc. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), a leading provider of pharmacy benefits management (“PBM”) services and healthcare IT solutions to the healthcare benefits management industry, today unveiled a re-alignment plan to optimize its cost structure and enhance its growth prospects. This program is expected to generate annual cost savings of approximately $3.0 million, a portion of which will be re-deployed to support the fastest growing segments of the Company’s business.

To generate cost savings, the Company has reduced its workforce by approximately 7%. These reductions were focused on the provider and administrative segments of the business. Most of the reductions took place at the Company’s Lisle, Illinois location. SXC now employs 425 people.

“Having completed a thorough review of the business, we believe this is the right time to reduce costs in certain areas of our operations in order to focus our resources on our PBM services and transaction processing business segments, the most rapidly growing segments of the Company,” said Gordon S. Glenn, Chairman and CEO of SXC. “We believe that these re-alignment measures will allow us to deliver on our full potential and achieve our long-term revenue growth objectives and margin expansion.”

SXC will incur one-time severance costs of approximately $0.8 million, which will be reflected in the Company’s third quarter fiscal 2007 financial results. The Company expects that this charge will be partially offset by related cost savings in the fourth quarter of fiscal 2007. However, starting in the fourth quarter and into fiscal 2008, SXC intends to hire new personnel in sales and to support the areas of the business with the most promising growth opportunities, effectively re-investing a portion of the savings from the staff reductions back into the business.

In addition, the Company continues to experience higher then expected legal and professional fees related to delayed and protested contracts as well as additional receivable reserves, resulting in an additional charge in the third quarter of approximately $0.8 million. This charge and the severance cost are expected to have a combined impact of approximately ($0.05) on earnings per share (“EPS”) in 2007.

2007 Guidance
SXC is lowering its 2007 revenue guidance in two areas: 1) a reduction of $2.5-$3.0 million of system sales revenue due to continued delays in the signing of certain contracts as well as slower than expected retail pharmacy sales and implementations; and 2) the deferral of $0.4-$0.8 million in transaction processing revenue from certain informedRx contracts relative to service level objectives which may not be met in 2007. The Company believes that it will be successful signing a majority these delayed agreements and recognizing a significant portion of the deferred revenue in 2008.

SXC’s guidance for fiscal 2007 is now the following: revenue of $92-$93 million; adjusted EBITDA of $19 - 20 million; Pre-tax net income of $15.5-$16.5 million; and EPS of $0.51-$0.55. Severance costs of $0.8 million are included in the revised EPS forecast.

Mr. Glenn added: “Although we are very dissatisfied to be revising our outlook for this year, we expect to be successful with our delayed contract signings and to rebound in 2008. We remain confident that we have the right strategy and technology platform to continue to grow our market share and that the actions we are taking to re-allocate resources within the organization are essential steps to enhance our operational efficiency and to best position the Company to resume its historical growth trend.”

The Company will provide additional updates on its re-alignment plan during its third quarter 2007 conference call on November 8, 2007.

About SXC Health Solutions
SXC Health Solutions, Inc. (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lisle, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Alpharetta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.   Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.   We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.   Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets.This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Investors are cautioned not to put undue reliance on forward-looking statements.  All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.   Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan
Chief Financial Officer	Investor Relations	Investor Relations - U.S.
SXC Health Solutions, Inc.	The Equicom Group Inc.	The SAN Group, LLC
Tel: (630) 577-3206	416-815-0700 ext. 237	(212) 966-3650
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com